Exhibit 99.2

SAMPLE COMPANY NAME 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com 000001 Designation Mr A Sample (if any) Add1 Security Class 123 add3 Add2 Holder Account Number add5 add4 Holder Account Number C1234567890 XXX add6 ------- Fold Fold Form Form of of Proxy Proxy -- Special [MeetingType] Meeting to of be Shareholders held on December to be held X, 20XX on Thursday, October 9, 2025 This Form of Proxy is solicited by and on behalf of Management.. Notes to proxy 11 . . Every holder of has common the right shares to appoint (each a some “holder”) other has person the right or company to appoint of some their other choice, person who or need company not be of a their holder, choice, to attend who need and not act be on a their holder, behalf to attend at the and meeting act on or their any the adjournment behalf name at the of your meeting or postponement chosen or any proxyholder adjournment thereof .in If or the you postponement space wish to provided appoint thereof (see a .person If reverse) you wish or .company to appoint other a person than or the company Management other than Nominees the Management whose names Nominees are printed whose herein, names please are printed insert herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 22 . . If the securities are are registered in in the the name name of more of more than than oneone owner owner (for example, (for example, joint ownership, joint ownership, trustees, trustees, executors, executors, etc.), then etc . all ), then thoseall registered those registered should sign should this proxy sign .this If you proxy are. voting If you are on voting behalf on of behalf a corporation of a corporation or another or individual another individual you may be you required may be to required provide documentation to provide documentation evidencing your evidencing power to your sign this power proxy to sign with signing this proxy capacity with signing stated. If capacity you are stated voting. on If you behalf are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 33 . . This This proxy proxy should should be be signed signed in in the the exact exact manner manner as the as the name(s) name(s) appear(s) appear(s) on the on proxy the proxy . . 44 . . If a date is is not inserted inin the the space space provided on on thethe reverse reverse of this of this proxy, proxy, it willit be will deemed be deemed to bear to the bear date the on date which on it which was mailed it was to mailed the holder to the by holder Management by Management . . 55 . . The securities represented by by this this proxy proxy will will be be voted voted as directed as directed by the by holder, the holder, however, however, if such if a such direction a direction is not made is not in made respect in respect of any matter, of any and matter, the proxy and the appoints proxy the appoints Management the Management Nominees Nominees listed listed on the on reverse, the reverse, this proxy this will proxy be voted will be as voted recommended as recommended by Management by Management . . 66 . . The securities represented by by this this proxy proxy will will be be voted voted in favour, in favour, or withheld or withheld from from voting, voting, or voted orvoted against against each of each the matters of the matters described described herein, as herein, applicable, as applicable, in accordance in accordance with the with the instructions of ofthe the holder, on ,onanyballotthatmaybecalled any ballot that may be called for. for If you .If youhavespecifiedachoicewithrespect have specified a choice with respect to any toany matter mattertobeacted to be acted on, the securities on,thesecuritieswillbevotedaccordingly will be voted accordingly. . 77. . This proxy confers discretionary authority authority in respect inrespectofamendmentsorvariationstomattersidentified of amendments or variations to matters identified in the Notice inthe NoticeofMeetingandManagementInformationCircularorothermatters of Meeting and Management Information Circular or other matters that may properly that may come properly before come the meeting before the or any meeting adjournment or any adjournment or postponement or postponement thereof, unlessthereof, prohibited unless by law prohibited . by law. ------- Fold Fold 88 . . This proxy should should be be read read inin conjunction conjunction with with thethe accompanying accompanying documentation documentation provided provided by Management by Management . . Proxies Proxies submitted submitted must be must received be received by 8:00 am, by 5:00 Pacific pm, Daylight Eastern Time, Time, on on Tuesday, December October XX, 20XX 7,. 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A A DAY DAY 7 DAYS DAYS A WEEK! Too Vote ote Using the Telephone To o Vote ote Using the Internet To o Receive Virtually Documents Attend the Meeting Electronically •• Call the the number listed listedBELOWfromatouchtone BELOW from a touch tone •• Go to to the following web web site: site: •• You ou can enroll attend to the receive meeting future virtually securityholder by visiting the telephone. . www..investorvote.com .com communications URLprovidedonthebackofthisdocument electronically by visiting . 1-866-732-VOTE (8683) Toll Free • Smartphone? www.investorcentre.com. 1-866-732-VOTE (8683) Toll Free • Scan the QR code to vote now. Scan the QR code to vote now. If If you you vote vote by by telephone telephone or or the the Internet, Internet, DO DO NOT NOT mail mail back back this this proxy proxy.. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting Voting Voting by by mail mail or or may by bybe Internet Internet the only are method the only for methods securities byheld which in the a holder name may of a appoint corporation a person or securities as proxyholder being voted otheron than behalf the Management of another individual Nominees . named on the reverse of this proxy. Instead of mailing this proxy, are the youonly maymethods choose one by which of thea two holder voting may methods appoint outlined a person above as proxyholder to vote this other proxy than . the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To o vote by by telephone or or the the Internet, you will will need to to provide your CONTROL NUMBER listed below.. CONTROL NUMBER CONTROL NUMBER 123456789012345

Appointment of Proxyholder I/We being holder(s) of securities of Sandstorm Gold Ltd. (the OR Print the name of the person you are “Company”) hereby appoint: David E. De Witt, or failing this person, David appointing if this person is someone Awram, or failing this person, Christine Gregory (the “Management other than the Management Nominees”) Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of Shareholders of the Company to be held in the Gold Boardroom at the Sandstorm Gold Ltd. head office located at Suite 3200, 733 Seymour Street, Vancouver, BC on Thursday, October 9, 2025 at 8:00 am, PDT and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Arrangement Resolution To consider, pursuant to an Interim Order of the Supreme Court of British Columbia dated September 8, 2025, and, if deemed acceptable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the management information circular of Sandstorm Gold Ltd. (the “Company”) dated September 8, 2025, approving an arrangement involving, among others, the Company, Royal Gold, Inc. and -------International Royalty Corporation, pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Fold Columbia). -------Fold Signature of Shareholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signing Capacity S D O Q 3 7 8 3 6 2 A R 0